November 14, 2005
VIA EDGAR AND FAX
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Charter Communications, Inc. Post Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-121136)
Dear Sir or Madam:
     Charter Communications, Inc. (the “Company”) hereby respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effectiveness of the Company’s amendment by Post Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-121136), in connection with the Company’s request for de-registration, under the Securities Act, of 122,830,000 shares of Class A common stock, par value $0.001 per share, be accelerated so that it will become effective under the Securities Act at 12:00 p.m. Eastern Standard Time on Monday, November 14, 2005, or as soon thereafter as practicable.
     The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the Amendment effective, such declaration (a) will not foreclose the Commission or the Staff from taking any action with respect to the Amendment, (b) will not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the Amendment and (c) may not be asserted by the Company as a defense in any proceeding initiated by the Commission, the Staff or any person under the federal securities laws of the United States.

Very truly yours, CHARTER COMMUNICATIONS, INC.
By:	/s/ Thomas J. Hearity
	Name:	Thomas J. Hearity
	Title:	Senior Vice President & Associate General Counsel

Charter Plaza • 12405 Powerscourt Drive • St. Louis, Missouri • 63131-3674
www.charter.com • tel: 314.965.0555